[Stradley Ronon Stevens & Young, LLP Letterhead]

MMabry@stradley.com

215.564.8011

August 30, 2012
Via EDGAR Transmission

Ms. Mary A. Cole
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Trust”)
File Numbers 333-155709; 811-22255

Dear Ms. Cole:

We are writing in response to your comments to the post-effective amendment to the Trust’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on June 18, 2012, on behalf of the EGShares Emerging Markets Core ETF, the EGShares Emerging Markets Core Dividend ETF and the EGShares Emerging Markets Core Balanced ETF series of the Trust (each a “Fund” and collectively, the “Funds”), which you provided during our telephone conversation on August 6, 2012.  We have responded in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act on August 30, 2012.  We have reproduced your comments in italics below, followed by our responses.

1.             For the EGShares Emerging Markets Core Balanced ETF, clarify that the Underlying ETFs invest in fixed income securities.

The following language has been revised on page 10 of the prospectus:  “Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities of emerging market companies and the Underlying ETFs (which, in turn, invest primarily in fixed income securities of issuers in emerging markets countries).”

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
August 30, 2012

2.             For the EGShares Emerging Markets Core Balanced ETF, clarify that through its investments in the Underlying ETFs, the Fund will be invested primarily in emerging markets securities.

The requested revisions have been made.  See response to comment #1.

3.             For the EGShares Emerging Markets Core Balanced ETF, disclose the quality, duration and maturity of the fixed income securities in which the Underlying ETFs invest.

The following disclosure has been added to page 10 of the prospectus:  “The Underlying ETFs invest primarily in fixed income securities with average maturities of at least two or three years (depending on the Underlying ETF) and currently maintain effective durations of between seven and ten years.  The Underlying ETFs may invest without limitation in non-investment grade fixed income securities.  The Underlying ETFs may change at any time the average maturity, duration, and credit quality of the fixed income securities in which they invest.  If the Emerging Markets Core Balanced Underlying Index replaces an Underlying ETF, the new Underlying ETF may invest in a portfolio of fixed income securities with a different average maturity, duration, and credit quality.”

4.             On Page 13, explain how the EGShares Emerging Markets Core Balanced ETF will replicate the Underlying ETF’s investments in fixed income securities.

The disclosure on page 13 of the prospectus has been revised to read: “Each Fund’s intention is to replicate the constituent securities of its Underlying Index as closely as possible using ADRs, GDRs or ordinary local shares (including through a Subsidiary) and, with respect to the EGShares Emerging Markets Core Balanced ETF, using investments in the Underlying ETFs that are included in the Emerging Markets Core Balanced Underlying Index.”

5.             In the Investment Risks section, ensure that any principal risk has corresponding disclosure in the Fund Summaries section.  Alternatively, if any risks in the Investment Risks section are not principal risks, please move them to Additional Securities, Instruments, and Strategies. In particular, High Dividend Yield risk and Portfolio Turnover risk appear to have no corresponding risk in the Fund Summaries section.

The requested revisions have been made.  High Dividend Yield risk has been added to the Fund Summaries section and Portfolio Turnover risk has been moved to the Additional Securities, Instruments, and Strategies section.

6.             Please include supplementally the representations on the Mauritius Subsidiary included in the letter to Ms. Laura Hatch of the Staff dated June 3, 2011.

Consistent with the Letter to Ms. Laura Hatch of the Staff dated June 3, 2011, and subject to the reasons and reservations contained therein, we make the following representations with respect to the Mauritius Subsidiary:

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
August 30, 2012

•	Approval of the investment advisory agreement for the Mauritius Subsidiary will be consistent with the conditions of Section 15(a) of the 1940 Act.
•	Composition of the board of the Mauritius Subsidiary will comply with Sections 10 and 16 of the 1940 Act.

•	The Mauritius Subsidiary Directors will sign the registration statement for the Trust.

•	The Fund’s financial statements will be prepared as though the investments owned by the Mauritius Subsidiary were owned directly by the Fund.

•	The Mauritius Subsidiary will comply with:

•	Section 8 of the 1940 Act with respect to investment policies;

•	Section 17 of the 1940 Act with respect to transaction with affiliated persons and custody; and

•	Section 18 of the 1940 Act with respect to capital structure and leverage.

•	The expenses of the Mauritius Subsidiary will be included in the Fund’s “Other expenses” in the Fund’s fee table.

•	Investments by the Mauritius Subsidiary will be subject to the Fund’s limitation on investments in illiquid securities.

•	The Mauritius Subsidiary and its directors will agree to service of process in the U.S.

* * *

The Trust acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/ Michael D. Mabry

Michael D. Mabry

cc:        Robert C. Holderith
             James J. Valenti